Exhibit 99.1

NEWS RELEASE

Fortuna reports production of 94,110 gold equivalent ounces for the first quarter of 2023

Vancouver, April 12, 2023 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports production results for the first quarter of 2023 from its four operating mines in Latin America and West Africa.

Production highlights

•	Gold and silver production are on-track to achieve 2023 annual guidance
•	Gold production of 60,092 ounces; 10 percent decrease over Q1 2022
•	Silver production of 1,586,378 ounces; 5 percent decrease over Q1 2022
•	Zinc and lead production of 13.1 million pounds and 9.5 million pounds; 21 and 4 percent increase over Q1 2022, respectively
•	Gold equivalent[1] production of 94,110 ounces
•	The Séguéla Mine is on-track to initiate gold production in May 2023

Gold production of 60,092 ounces was mainly driven by contributions of 25,258 ounces from the Lindero Mine and 26,437 ounces from the Yaramoko Mine. The lower year-over-year gold production is primarily due to a decrease in head grades at both mines albeit in line with the mining sequence and Mineral Reserves. Silver production of 1,586,378 ounces is similar to the comparable period in 2022 with marginally lower tonnage and head grades milled at the San Jose and Caylloma mines.

Fortuna reiterates its 2023 annual production guidance range of 6.3 to 6.9 million ounces of silver and 282 to 320 thousand ounces of gold or between 412,000 and 463,000 gold equivalent ounces2, including lead and zinc by-products (refer to Fortuna news release dated January 17, 2023).

Notes:

1.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,893/oz Au, $22.52/oz Ag, $2,256/t Pb and $3,197/t Zn or Au:Ag = 1:84.04, Au:Pb = 1:0.84, Au:Zn = 1:0.59
2.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,700/oz Au, $21/oz Ag, $2,000/t Pb and $3,200/t Zn or Au:Ag = 1:81.00, Au:Pb = 1:0.85, Au:Zn = 1:0.53

First Quarter 2023 Consolidated Operating Highlights

	First Quarter 2023					First Quarter 2022
	Lindero, Argentina	San Jose, Mexico	Yaramoko, Burkina Faso	Caylloma, Peru	Consolidated	Lindero, Argentina	San Jose, Mexico	Yaramoko, Burkina Faso	Caylloma, Peru	Consolidated
OPERATIONAL FIGURES
Tonnes milled		246,736	139,650	125,995			250,947	127,968	132,574
Average tpd milled		2,869	1,552	1,448			2,918	1,546	1,524
Ore placed on pad (t)	1,478,148					1,295,755
SILVER[1]
Grade (g/t)		181		85			185		89
Recovery (%)		90.82		82.16			91.03		82.11
Production (oz)		1,303,312		283,066	1,586,378		1,358,189		311,939	1,670,128
GOLD[2]
Grade (g/t)	0.71	1.15	5.94	0.15		0.88	1.13	7.50	0.16
Recovery (%)		90.03	97.18	26.54			90.25	97.76	37.25
Production (oz)	25,258	8,231	26,437	166	60,092	30,068	8,239	28,235	258	66,800
LEAD
Grade (%)				3.74					3.55
Recovery (%)				91.60					88.11
Production (lbs)				9,508,537	9,508,537				9,133,752	9,133,752
ZINC
Grade (%)				5.21					4.18
Recovery (%)				90.13					88.62
Production (lbs)				13,051,366	13,051,366				10,826,902	10,826,902

Notes:

1.	Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate
2.	Lindero production includes doré and gold contained in fine carbon; Yaramoko production includes doré only
3.	Totals may not add due to rounding

Latin America: On track to meet annual guidance range

Consolidated gold production for the first quarter of 2023 reflected a 13 percent decrease when compared to the same period of 2022, and is on track to meet the annual guidance range. Strong lead and zinc production during the period was a result of higher head grades and tonnes processed at the Caylloma Mine.

Lindero Mine, Argentina: Gold production aligned to meet annual guidance range

Gold production in the quarter was 25,258 ounces, comprised of 24,776 ounces of doré and an estimated 482 ounces of gold contained in fine carbon. Gold production for the first quarter of 2023 is 16 percent lower when compared to the first quarter of 2022 mainly due to the lower head grade of mineralized material placed on the leach pad but aligned with the mining sequence.

During the first quarter of 2023, mine production was 1.6 million tonnes of mineralized material with a stripping ratio of 1.07:1. The stripping ratio for the first quarter of 2023 is aligned with the operation’s plan for the year of 1.17:1 (refer to Lindero Mine and Arizaro Project technical report with an effective date of December 31, 2022). A total of 33,510 ounces of gold were placed on the leach pad averaging 0.71 g/t Au.

San Jose Mine, Mexico: On-track to meet annual guidance range

In the first quarter of 2023, the San Jose Mine produced 1.3 million ounces of silver and 8,231 ounces of gold, slightly lower when compared to the equivalent period in 2022. Production results are aligned with the mining sequence and Mineral Reserves.

Caylloma Mine, Peru: Strong performance, on-track to meet annual guidance range

The Caylloma Mine produced 283,066 ounces of silver in the first quarter of 2023. Measured against the comparable quarter of the previous year, silver was 9 percent lower but in line with the mining sequence and Mineral Reserves.

In the first quarter of 2023, zinc and lead production was 13.1 and 9.5 million pounds, respectively, a 21 and 4 percent increase from the comparable period in 2022. Increased production is a result of higher head grades sourced from level 16 and level 17 within the Animas vein.

West Africa: The Séguéla Mine is on-track to initiate gold production in May 2023

In the first quarter of 2023, the Yaramoko Mine continued its steady performance and is on track to meet the annual guidance range. At the Séguéla Gold Project, the first gold pour is expected in May 2023.

Yaramoko Mine, Burkina Faso: Gold production on-track to meet annual guidance range

In the first quarter of 2023, Yaramoko produced 26,437 ounces of gold at an average head grade of 5.94 g/t Au, a 6 percent and 21 percent decrease, respectively, when compared to the same period in 2022. The operation benefitted from higher mill throughput, offset by reduced operating time due to planned maintenance and lower head grades. Production for the quarter was in line with the mining sequence and Mineral Reserves estimate.

Underground mineralized material was sourced from the 55 Zone, with development also contributing from outside of the current resource boundary on the western side of the deposit.

Séguéla Gold Project, Côte d’Ivoire: First gold pour is projected to occur in May 2023

At Séguéla, construction and operational activities have progressed well. As of the end of March, the project construction was 96 percent complete. Mining from the Antenna pit commenced with waste being used to construct the run-of-mine (ROM) pad. In early April, commissioning of the crushing circuit began using ore from the Antenna pit. Mineralized material will continue to be stockpiled on the ROM pad ahead of commissioning the milling circuit and ramp-up to steady-state operations.

Mining activities at the Antenna pit

Mineralized material being crushed and conveyed to the stockpile

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; production from the Company’s mines in the first quarter of 2023 that remain subject to verification and adjustment; the Company’s anticipated financial and operational performance in 2023; estimated production forecasts for 2023; the timing of the commencement of production at the Séguéla project; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; metal prices, currency exchange rates and interest rates in 2023; timing of and possible outcome of litigation; mineral resource and mineral reserve estimates; life of mine estimates; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations and development projects such as the Séguéla Project, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; uncertainty relating to the costs of the construction, the financing of construction and timing for the completion of the Séguéla Project; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the ability of the Company to successfully contest and revoke the resolution issued by SEMARNAT which annuls the extension of the environmental impact authorization for the San Jose mine; uncertainties relating to general economic conditions; risks relating to a global pandemic, including COVID-19, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of COVID-19 and geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that the Company will be successful in challenging the annulment of the extension to the San Jose environmental impact authorization; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.